Beau Yanoshik

Associate

+1.202.373.6133

joseph.yanoshik@morganlewis.com

Via EDGAR Correspondence

October 28, 2016

Mr. Jay Williamson

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	SSGA Active Trust (the “Registrant”); SEC File Nos. 333-173276 and 811-22542; Post-Effective Amendments No. 98 to the Registrant’s Registration Statement on Form N-1A (“Amendment No. 98”)

Dear Mr. Williamson:

This letter responds to comments you provided in a telephonic conversation with me on Wednesday, October 5, 2016, with respect to Amendment No. 98. Amendment No. 98 was filed on August 26, 2016, and included disclosure with respect to the SPDR® SSGA Multi-Asset Real Return ETF, SPDR® DoubleLine Emerging Markets Fixed Income ETF and SPDR® DoubleLine Short Duration Total Return Tactical ETF (each, a “Fund” and together, the “Funds”), each a separate series of the Registrant, as set forth in the Prospectuses and Statements of Additional Information (each, an “SAI”) filed as part of Amendment No. 98.

Summaries of the comments with respect to the Funds, and responses thereto on behalf of the Registrant, are provided below. Capitalized terms not defined herein should be given the meaning provided in Amendments No. 98.

Prospectus Comments

All Funds

1.	Comment: The Staff notes that the cover letter filed with Amendment No. 98 says the filing reflects revised principal investment strategies. To assist the Staff’s review, please specify which strategies are being added, subtracted or modified for each Fund. Also, in future filings, please consider providing this information in the cover letter in order to facilitate the review process.

Response: The Registrant has provided redlines under separate cover which show the changes made to each Fund’s principal strategies. In respect of future filings, the Registrant will consider providing information specifying changes to each Fund’s principal investment strategies in the cover letter.

SPDR SSGA Multi-Asset Real Return ETF

2.	Comment: Given the Fund’s investment strategy, please explain why acquired fund fees and expenses are not included in the fee table on page 1.

Response: Pursuant to the investment advisory agreement and as described in the “Management” section of the prospectus, the advisory fee for the Fund is reduced by the proportional amount of the advisory fee, as well as acquired fund fees and expenses, of the SSGA Multi-Asset Real Return Portfolio. As a result, a separate line item for acquired fund fees and expenses is not necessary.

3.	Comment: The Staff notes the following statement in the “The Fund’s Principal Investment Strategy” that the allocation of each asset class will change over time. If high portfolio turnover is likely, please include appropriate disclosure.

Response: The Registrant confirms that high portfolio turnover (e.g. a portfolio turnover rate of at least 100%) is not a principal risk of investing in the Fund, and therefore no changes to the disclosure have been made in response to the Staff’s comment.

4.	Comment: The Staff notes the following statement included in “The Fund’s Principal Investment Strategy”:

The Portfolio’s allocation among those asset classes will be in proportions consistent with the Adviser’s evaluation of the expected returns and risks of each asset class as well as the allocation that, in the Adviser’s view, will best meet the Portfolio’s investment objective.

How does the Adviser evaluate expected returns and risks of the various asset classes?

Response: In response to the Staff’s comment, the Registrant has added language to the referenced disclosure as follows:

The Portfolio’s allocation among those asset classes will be in proportions consistent with the Adviser’s evaluation of the expected returns and risks of each asset class as well as the allocation that, in the Adviser’s view, will best meet the Portfolio’s investment objective. The Adviser’s investment process relies on proprietary quantitative models as well as the Adviser’s fundamental views regarding factors that may not be captured by the quantitative models.

5.	Comment: The Staff notes the specific sector risks included in the “Principal Risks of Investing in the Fund” section (e.g., agricultural, energy). Please provide additional disclosure in “The Fund’s Principal Investment Strategy” section to address the sectors the Fund invests in, the process for evaluating which sectors the Fund will invest in, and within those sectors, how investments are evaluated.

Response: The Registrant believes that the current disclosure, as modified in response to Comment 4, adequately and appropriately describes the asset classes in which the Fund will invest as part of principal investment strategies as well as the Adviser’s investment process for evaluating potential investments. In addition, the Registrant has added the following language to the second paragraph of “The Fund’s Principal Investment Strategy” section as follows:

Publicly-traded companies in natural resources and/or commodities businesses may include agriculture, energy, and metals and mining companies.

6.	Comment: In the “Commodities Risk” discussion located within the “Additional Risk Information” section, the Staff notes the reference to commodity linked derivatives. Please confirm derivatives will not be part of the principal investment strategy. If they will be, please revise to add appropriate principal strategy and risk disclosure. Also, it appears the Fund will invest in commodity contracts that physically settle. Please explain more about the Fund’s intentions, including asset segregation and cover policies.

Response: The Fund does not invest in derivatives as part of its principal investment strategy. In response to the Staff’s comment, the Registrant has revised the “Commodities Risk” within the “Additional Risk Information” section as follows:

Commodities Risk. Commodity prices can have significant volatility, and exposure to commodities can cause the net asset value of Fund Shares to decline or fluctuate in a rapid and unpredictable manner. The values of physical commodities ~~or commodity-linked derivative instruments~~ may be affected by changes in overall market movements, real or perceived inflationary trends, commodity index volatility, changes in interest rates or currency exchange rates, population growth and changing demographics, international economic, political and regulatory developments, and factors affecting a particular region, industry or commodity, such as drought, floods, or other weather conditions, livestock disease, changes in storage costs, trade embargoes, competition from substitute products, transportation bottlenecks or shortages, fluctuations in supply and demand, and tariffs. Also, a liquid secondary market may not exist for certain commodity investments, which may make it difficult for the Fund to sell them at a desirable price or at the price at which it is carrying them~~. If the Fund has taken a long or short position in a commodity using futures contracts or other derivatives transactions, it might be required to take or make delivery of the underlying commodities under circumstances where it might not otherwise wish to do so. The Fund would incur a number of related costs and expenses, including, for example, transaction costs, transfer expenses, potentially adverse tax expenses, storage costs, and, in the case of a delivery requirement, the cost of purchasing the commodity for delivery~~. The commodity markets are subject to temporary distortions or other disruptions due to, among other factors, lack of liquidity, the participation of speculators, and government regulation and other actions. ~~U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in futures contract prices that may occur during a single business day. These limits may have the effect of distorting market pricing and limiting liquidity in the market for the contracts in question.~~

SPDR DoubleLine Short Duration Total Return Tactical ETF

7.	Comment: Please confirm the reference to non-agency asset-backed securities in “The Fund’s Principal Investment Strategy” section is intentional. Most of the paragraph addresses mortgage-backed securities. If the Fund intends to invest in other asset-backed securities, please address the other types of underlying assets.

Response: The Registrant confirms that the reference to non-agency asset-backed securities in “The Fund’s Principal Investment Strategy” section is intentional. To avoid confusion, the sentence has been moved to the beginning of the paragraph as follows:

The Fund may invest up to 20% of its net assets in the aggregate in non-agency ABS. The Fund intends to invest at least 25% of its net assets in mortgage-backed securities of any maturity or type guaranteed by, or secured by collateral that is guaranteed by, the U.S. government, its agencies, instrumentalities or sponsored corporations. The Fund also may invest in privately issued mortgage-backed securities of any rating assigned by Moody’s Investor Service, Inc. (“Moody’s”) or by Standard & Poor’s Rating Service (“S&P”) or assigned by any other nationally recognized statistical rating organization (“NRSRO”) or in unrated securities that are determined by the Sub-Adviser to be of comparable quality. ~~The Fund may invest up to 20% of its net assets in the aggregate in non-agency ABS.~~ The Fund may invest a substantial portion of its assets in U.S. agency mortgage pass-through securities. The term “U.S. agency mortgage pass-through security” refers to a category of pass-through securities backed by pools of mortgages and issued by one of several U.S. Government-sponsored enterprises: Ginnie Mae, Fannie Mae or Freddie Mac. The Fund may seek to obtain exposure to U.S. agency mortgage pass-through securities through the use of “to-be-announced” or “TBA Transactions.”“TBA” refers to a commonly used mechanism for the forward settlement of U.S. agency mortgage pass-through securities, and not to a separate type of mortgage-backed security. Transactions in mortgage pass-through securities may occur through the use of TBA Transactions. TBA Transactions generally are conducted in accordance with widely-accepted guidelines which establish commonly observed terms and conditions for execution, settlement and delivery. In a TBATransaction, the buyer and seller decide on general trade parameters, such as agency, settlement date, par amount, and price. The actual pools delivered generally are determined prior to settlement date.

8.	Comment: The Staff notes the inclusion of Exchange Traded Products Risk in the “Principal Risks of Investing in the Fund” section. However, the Fund does not present acquired fund fees and expenses in the fee table, nor does the investment strategy present disclosure addressing investments in ETPs. Please revise or advise, as necessary.

Response: The Registrant confirms that the Fund’s acquired fund fees and expenses did not exceed 0.01% for the previous fiscal period and, therefore, acquired fund fees and expenses are not reflected in the fee table. In addition, the Registrant believes the Exchange Traded Products Risk discussion is appropriate and notes the following disclosure currently included in “The Fund’s Principal Investment Strategy” section:

Fixed income securities in which the Fund principally invests are defined as securities issued or guaranteed by the U.S. government or its agencies, instrumentalities or sponsored corporations; inflation protected public obligations of the U.S. Treasury (“TIPS”); securities issued or guaranteed by state or local governments or their agencies or instrumentalities (commonly known as municipal bonds) (the Fund may invest up to 20% of its portfolio in municipal bonds); asset-backed securities (“ABS”) (which include the following: agency and non-agency residential mortgage-backed securities (“RMBS”), agency and non-agency commercial mortgage-backed securities (“CMBS”), and any other agency and non-agency asset-backed securities (“NAABS”)); collateralized debt obligations (“CDOs”); collateralized loan obligations (“CLOs”); collateralized bond obligations (“CBOs”); collateralized mortgage obligations (“CMOs”); and Real Estate Mortgage Investment Conduits (“REMICs”) and Re-REMICs (which are REMICs that have been resecuritized); stripped securities (i.e., interest rate only and principal only securities); zero coupon securities; foreign (including emerging markets) and domestic corporate bonds; sovereign debt; bank loans; preferred securities; and exchange-traded products, including exchange-traded funds and exchange-traded notes, that invest in fixed income securities.

SAI Comments

SPDR DoubleLine Short Duration Total Return Tactical ETF and SPDR DoubleLine Emerging Markets Fixed Income ETF

9.	Comment: In the “Investment Sub-Adviser” section on page 42, the Staff notes the statement that the Adviser pays the Sub-Adviser a portion of the advisory fee paid by each Fund. Item 19(a)(3) of Form N-1A requires disclosure of the method of calculating advisory fees paid to each investment adviser. Please add this information to this section describing the method by which the Sub-Adviser is compensated, which in the Staff’s view should include the percentage of the advisory fee paid to the Sub-Adviser.

Response: Item 19(a)(3) of Form N-1A requires disclosure of the method of calculating the advisory fee paid to each investment adviser, including the total dollar amounts paid to the adviser for the past three fiscal years. The Registrant notes that the dollar amounts paid to the Sub-Adviser since each Fund’s commencement of operations (April 14, 2016) are currently included in the “Investment Sub-Adviser” section. With respect to the method of calculating the advisory paid to the Sub-Adviser, the third paragraph of the “Investment Sub-Adviser” section has been revised as follows:

In accordance with the Sub-Advisory Agreement between the Adviser and the Sub-Adviser, the Adviser pays the Sub-Adviser a portion of the advisory fee paid by each Fund to the Adviser (after deducting the applicable operating expenses of the Fund) based on a percentage of each Fund’s average daily net assets managed by the Sub-Adviser; such fee will be reduced pro rata by the Adviser to the extent that the Adviser waives or reimburses fees payable to the Adviser under a contractual waiver or reimbursement with respect to each Fund. The Funds are not responsible for the fees paid to the Sub-Adviser.

***************

The Registrant acknowledges the Commission press release, dated June 24, 2004 (“Press Release”), in which the Commission announced that, in connection with any filing upon which comments are provided to a registrant by the Commission staff, the staff would require a written representation from the registrant to the effect that the comment process would not be used as a defense by the registrant in any securities related litigation brought against it. In accordance with the position announced in the Press Release, and on behalf of the Registrant, Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission and that it may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. Registrant further acknowledges that Commission staff comments or changes to disclosures in response to Commission staff comments in a filing reviewed by the Commission staff do not foreclose the Commission from taking any action with respect to such filing.

We hope that the foregoing is responsive to each of the comments you provided. Please do not hesitate to contact the undersigned at (202) 373-6133 if you have any questions concerning the foregoing.

Sincerely,

/s/ Beau Yanoshik

Beau Yanoshik

cc:	Josh Weinberg, Esq.
W. John McGuire, Esq.